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MAR 18 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Energy Hunter Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Post Oak Blvd, Suite 910
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Covert — 713-823-9448
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expwy., Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Covert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Energy Hunter Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TARA MARIA RODRIGUEZ
Notary Public, State of Texas
My Commission Expires
April 18, 2016

Notary Public

Signature

Larry Covert, General Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGY HUNTER SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2012

ENERGY HUNTER SECURITIES, INC.

CONTENTS


ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Energy Hunter Securities, Inc.
Houston, TX

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Energy Hunter Securities, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Hunter Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.



CF & Co., L.L.P.

Dallas, Texas
March 15, 2013

ENERGY HUNTER SECURITIES, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$	363,235
Accounts receivable - related party		359,421
Prepaid expenses		32,820
Furniture and equipment, net		6,113
	$	761,589

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	291,307
		291,307
Stockholder's equity:		
Common stock, 1,000 shares authorized		
no par value, 120 shares issued and outstanding, $1,000 stated value		120,000
Additional paid-in capital		200,000
Retained earnings		150,282
Total stockholder's equity		470,282
	$	761,589

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2012

Revenues:	
Service fee and commissions income - related party	$ 1,631,015
Total revenues	1,631,015
Expenses:	
Commissions and fees	423,541
Employee compensation and benefits	354,395
Professional fees	157,644
Communications	40,357
Occupancy and equipment costs	116,562
Promotional costs	10,338
Regulatory fees and expenses	27,898
Other general and administrative	207,297
Total expenses	1,338,032
Net income (loss) before income taxes	292,983
Provision for income taxes	--
Net Income	$ 292,983

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2011	120	$ 120,000	$ 200,000	$ (142,701)	$ 177,299
Net income				292,983	292,983
Balance at December 31, 2012	120	$ 120,000	$ 200,000	$ 150,282	$ 470,282

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2012

Balances at December 31, 2011	$	--
Increases		--
Decreases		--
Balances at December 31, 2012	$	--

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income (loss)	$	292,983
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		5,260
Change in operating assets and liabilities:		
Increase in accounts receivable - related party		(325,380)
Increase in prepaid expenses		(32,820)
Increase in accounts payable and accrued expenses		242,079
Net cash provided (used) by operating activities		182,122
Cash Flows from Investing Activities		
Purchases of furniture and equipment		(3,218)
Net cash provided (used) by investing activities		(3,218)
Net increase (decrease) in cash and cash equivalents		178,904
Cash and cash equivalents at beginning of year		184,331
Cash and cash equivalents at end of year	$	363,235
Supplemental disclosures		
Cash paid for:		
Income taxes	$	--
Interest	$	--

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.
Notes to Financial Statements
December 31, 2012

Note 1 - Organization and Nature of Business

Energy Hunter Securities, Inc. ("the Company") is located in Houston, TX and is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers brokerage services under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) related to direct participation programs for oil and gas ventures. The Company is a wholly-owned subsidiary of Magnum Hunter Production, Inc., which is a subsidiary of Magnum Hunter Resources Corporation.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

The Company and Magnum Hunter Resources Corporation file a consolidated Federal income tax return. The Company records its share of the consolidated Federal income tax expense (benefit) and that amount is remitted to or received from Magnum Hunter Resources Corporation. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has not recorded a provision for income taxes for 2012 as the consolidated group has a net operating loss.

Liabilities for uncertain income tax positions are based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the probability of various possible outcomes must be determined. Uncertain tax positions are evaluated on a quarterly basis or when new information becomes available to management. These re-evaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual. There were no uncertain tax positions at December 31, 2012.

Interest and penalties related to income tax liabilities are classified as income tax expense, if applicable. During the year ended December 31, 2012, Magnum Hunter Resources Corporation has not incurred any interest or penalties on its income tax returns. Magnum Hunter Resources Corporation's tax returns are subject to possible examination by the taxing authorities over periods of three to four years for federal and state authorities, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid debt securities that have original maturities of three months or less. At December 31, 2012, the Company had cash deposits in excess of federally insured limits at various financial institutions.

Note 2 - Summary of Significant Accounting Policies, continued

Accounts Receivable

Accounts receivable consists of service and commissions fee revenue receivable from the parent of the Company. Due to the nature of the accounts receivable, the Company does not maintain an allowance for doubtful accounts. See Note 3 for transactions with related party.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets of 5-7 years on the straight-line method.

Revenue Recognition

Service fee and related marketing fee income are recorded as services are performed.

Note 3 - Transactions with Related Party

During 2012, the Company earned service fees and commission income of $1,631,015 from its parent, Magnum Hunter Production, Inc. Accounts receivable from Magnum Hunter Production, Inc. as of December 31, 2012 are $359,421.

Note 4 - Defined Contribution Plan

Employees of the Company are eligible to participate in the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the "Plan"). Participants may contribute up to the maximum allowable Internal Revenue Service ("IRS") plan limits of their pre-tax annual compensation, as defined by the IRS. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the "Code") as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of compensation, or a participant may make a Roth IRA deferral which is taxed differently than the pre-tax deferral. The Company makes Qualified Automatic Safe Harbor matching contributions in the amount of 100% of the first 1% and 50% of the next 5% of deferred compensation.

ENERGY HUNTER SECURITIES, INC.
Notes to Financial Statements
December 31, 2012

Note 4 - Defined Contribution Plan, continued

At the discretion of its Board of Directors, Magnum Hunter Resources Corporation may elect to contribute a discretionary matching contribution based on the amounts of salary deferrals of the participants. The Board has not elected any discretionary matching contributions for 2012, at this time. The Company's matching contributions totaled $20,073 for the year ended December 31, 2012.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital, as defined, of $71,928 which was $52,408 above its required net capital of $19,420. The aggregate indebtedness to net capital ratio was 4.05 to 1.

Note 6 - Concentrations of Credit Risk

For the year ended December 31, 2012 all service and commission fee revenue was earned from the Company's parent, Magnum Hunter Production, Inc. Although the Company is exposed to a concentration of credit risk, management believes the parent is credit worthy.

Note 7 - Subsequent Event

The Company received approval from FINRA on February 7, 2013 for a change in ownership. Magnum Hunter Production, Inc. plans to sell 75% of the Company's capital stock to MLV & Co. Financial LLC under the terms of a stock purchase agreement. The transaction is expected to close during the second quarter of 2013.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2012

Schedule I

ENERGY HUNTER SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

Computation of Net Capital		
Total ownership equity qualified for net capital		$ 470,282
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable - related party	$ 359,421	
Prepaid expenses	32,820	
Furniture and equipment, net	6,113	(398,354)
Net capital before haircuts on securities positions		71,928
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
	--	--
Net capital		$ 71,928
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 291,307
Total aggregate indebtedness		$ 291,307

Schedule I (continued)

ENERGY HUNTER SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 19,420
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 19,420
Net capital in excess of minimum required	$ 52,508
Excess net capital at 1000%	$ 42,797
Ratio: Aggregate indebtedness to net capital	4.05 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ENERGY HUNTER SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under Section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2012

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Energy Hunter Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Energy Hunter Securities, Inc., (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated March 15, 2013.

Commissions Expense

There were errors in the calculation of commissions payable as of December 31, 2012. These errors were discovered and recorded in January 2013, however they should have been corrected as of December 31, 2012. As a result commissions payable and commissions expense were understated as of and for the year ended December 31, 2012. The Company is taking steps to ensure that persons preparing future commissions calculations understand the process and have all of the relevant information necessary to perform the calculations. Also, controls are being implemented to ensure that such calculations and resulting journal entries are reviewed and approved by someone other than the preparer.

Service Fee Income

During our audit we determined that the wrong rate was being used to calculate service fee income earned by the Company from its parent company. Such fee is based on expenses incurred by the Company multiplied by a contractual rate. This initially resulted in an overstatement of service fee income. (Service fee income was subsequently increased due to additional commissions expenses discussed above.) The Company is taking steps to ensure that persons preparing future service fee income calculations use the proper contractual rate. Also, controls are being implemented to ensure that such calculations and resulting journal entries are reviewed and approved by someone other than the preparer.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate at December 31, 2012, in meeting the SEC's objectives for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). However, we believe that the Company's practices and procedures were adequate at December 31, 2012, in meeting the other objectives of the SEC described in the second paragraph of this report.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
March 15, 2013

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2012



INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Energy Hunter Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Energy Hunter Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Energy Hunter Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Energy Hunter Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting that revenues were understated by $40,513;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting that deductions were understated by $40,513; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 15, 2013

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066476 FINRA DEC
Energy Hunter Securities Inc 20*20
777 Post Oak Blvd, STE 650
Houston, TX 77056-3213

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel E. LeGaye (281) 367-2454

2. A. General Assessment (item 2e from page 2) $724.10
   B. Less payment made with SIPC-6 filed (exclude interest) (0)
   ______ Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 724.10
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $724.10
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $724.10
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Energy Hunter Securities, Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of______________, 20_____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 12
and ending 12/31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,590,501

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Service Fee Income — 1,300,863

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 1,300,863

2d. SIPC Net Operating Revenues — $ 289,638

2e. General Assessment @ .0025 — $ 724.10

(to page 1, line 2.A.)